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                         SPECIAL NOTICE TO HOLDERS OF

                              BERNARD CHAUS, INC.
                                 Common Stock

                          WHOSE ADDRESSES ARE OUTSIDE
                               THE UNITED STATES





Dear Shareholder(s):

                  Enclosed you will find materials relating to the rights offering (the "Offering") of Bernard Chaus, Inc. (the "Company"). Holders of Common Stock as of the close of business on December 17, 1997 (the "Record Date") will receive transferable rights ("Rights") to subscribe for and purchase 5.464751 shares of Common Stock (the "Basic Subscription Privilege") at a subscription price of $1.4309 per share. If any shares of Common Stock are not purchased by holders of Rights pursuant to the Basic Subscription Privilege (the "Excess Shares"), any holder purchasing all of the shares of Common Stock available to it may purchase an additional number of the Excess Shares, if so specified in the subscription documents, subject to proration.

                  Each beneficial owner of Common Stock is entitled to one Right for each share of Common Stock owned on the Record Date. No fractional shares or cash in lieu thereof will be issued or paid. In lieu of fractional shares, the aggregate number of shares of Common Stock distributed to each holder upon exercise of the Rights will be rounded up to the next whole number.

                  A Subscription Certificate representing Rights to subscribe for shares of the Company's Common Stock at $1.4309 per share is not included in this mailing, but instead is being held on your behalf by the Subscription Agent, ChaseMellon Shareholder Services, L.L.C. If you wish to exercise any or all of these Rights, or if you wish to transfer, assign or sell your Rights, you must so instruct the Subscription Agent in the manner described in the accompanying Prospectus and the related Instructions as to Use of Bernard Chaus, Inc. Subscription Certificates by 5:00 p.m., New York City time, on January 23, 1998, unless the Offering is extended by the Company to a date not later than 5:00 p.m., New York City time, on February 28, 1998. Rights not exercised by such time will be null and void.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C. AT (800) 414-2879.